

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2019

Peter M. Barbee
Chief Executive Officer
Advance Green Energy Inc
523 US Highway 41 South
Inverness, Florida 34450

> **Re: Advance Green Energy Inc**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed November 26, 2019**
> **File No. 024-10867**

Dear Mr. Barbee:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Frederick C. Bauman